

August 29, 2014

Via E-Mail
Mr. Fengtao Wen
Chief Financial Officer
Armco Metals Holdings, Inc
One Waters Park Drive
Suite 98
San Mateo, CA 94403

> **Re: Armco Metals Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 4, 2014**
> **File No. 001-34631**

Dear Mr. Wen:

    We have reviewed your letter dated August 11, 2014, in response to the Staff's letter dated July 14, 2014 and have the following additional comment. Please revise your disclosure in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014
Note 1. Organization and Operations, page F-6
Acquisition of Draco Resources ("Draco") Recognized as a Reverse Acquisition, page F-7

1. We note from your response to our prior comment number 11 that the Company will account for the aggregate 1,200,000 post-split shares that will be issued to two finders in connection with the Draco Acquisition transaction as part of the reverse acquisition and recapitalization. As the disclosure on page F-7 indicates that these shares are being issued to China Direct Investments, Inc and Shanghai Heqi Investment Center as finder's fees due by Draco to those entities, please tell us and revise to disclose whether expense will be recognized in the company's financial statements in connection with the issuance of these shares. If not, please explain why.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel, at (202) 551-3324, or, in his absence, Nolan McWilliams, at (202) 551-3217 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief